
10013302

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-33476

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

US2008 1412678.1

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financials will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

/s/ Cecile Colonna

Plan Administrator